UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)*


                               RESOURCE AMERICA, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761195205
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761195205


1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

                                 UNITED STATES
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Number of             5.  Sole Voting Power:              1,426,100
Shares Bene-
ficially              6.  Shared Voting Power             568,900
Owned by
Each Report-          7.  Sole Dispositive Power:         1,426,100
ing Person
With                  8.  Shared Dispositive Power        568,900

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                         1,995,000
-------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                         11.3 %
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12.  Type of Reporting Person

                                        IN
-------------------------------------------------------------------------



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


CUSIP No. 761195205


Item 1(a) Name of Issuer:

         RESOURCE AMERICA, INC. (the "Issuer").


Item 1(b) Address of the Issuer's Principal Executive Offices:

         One Crescent Drive, Suite 203
         Philadelphia PA 19103


Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

     Mr. Cooperman is the sole general partner of a limited partnership organized under the laws of the State of New Jersey known as Watchung Road Associates, L.P.("Watchung"). It is a private investment partnership engaged in the purchase and sale of securities and other investments for its own account.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is also one of the Trustees of the Leon and Toby Cooperman Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael Cooperman, and his brother, Howard J. Cooperman.



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


CUSIP No. 761195205


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Mr. Cooperman, Capital LP, Investors LP, Equity LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.


Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen.


Item 2(d) Title of Class of Securities:

     Common Stock (the "Shares")


Item 2(e) CUSIP Number: 761195205


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 1,995,000 Shares which constitutes approximately 11.3% of the total number of Shares outstanding. This is based on the Company's Form 10-K for the Year ended September 30, 2008 which reflected 17,655,935 Shares outstanding.

     This consists of 140,700 Shares owned by Equity LP; 56,500 Shares owned by Investors LP; 50,000 Shares owned by the Foundation; 428,900 Shares owned by Overseas; 100,000 Shares owned by Toby Cooperman; 450,000 Shares owned by Mr. Cooperman;200,000 Shares owned by Watchung;and 568,900 Shares owned by the Managed Accounts.


Item 4(c) Number of Shares as to which such person has:

     (i)   Sole power to vote or to direct the vote:               1,426,100

     (ii)  Shared power to vote or to direct the vote:               568,900

     (iii) Sole power to dispose or to direct the disposition of:  1,426,100

     (iv) Shared power to dispose or to direct the disposition of:   568,900


Item 5.  Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.



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


CUSIP No. 761195205


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 6,2009 as of December 31, 2008


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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